# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PGIM Private Credit Fund, CIK 0001923622
CUSIP: 71710E309
Title of class of securities: Class I common shares of beneficial interest, par value $0.001
Address of issuer's principal executive offices: 655 BROAD ST, NEWARK, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0001972703
Persons authorized to receive notices and communications: Andrew French, c/o Prudential Insurance Co of America, 751 Broad Street, Newark, New Jersey (NJ), 07102, 973-367-2396

## Reporting persons
- PGIM Strategic Investments, Inc. (CIK 0001972703): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class I common shares of beneficial interest, par value $0.001 per share (the "Class I Common Shares") with CUSIP No. 71710E309, Class D common shares of beneficial interest, par value $0.001 per share (the "Class D Common Shares") with CUSIP 71710E200 and the Class S common shares of beneficial interest, par value $0.001 per share (the "Class S Common Shares") with CUSIP 71710E101 of PGIM Private Credit Fund, a Delaware statutory trust (the "Issuer"). PGIM Strategic Investments, Inc. has shared voting power and dispositive power with respect to 0 Class I Common Shares, 563.697 Class D Common Shares and 553.400 Class S Common Shares. The aggregate amount beneficially owned by PGIM Strategic Investments, Inc. is 0 Class I Common Shares, 563.697 Class D Common Shares, and 553.400 Class S Common Shares representing 0 percent of Class I Common Shares, 83.7 percent of Class D Common Shares and 0.01 percent of Class S Common Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- The Prudential Insurance Company of America: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 7,973,656.68; sole dispositive power 0; shared dispositive power 7,973,656.68; aggregate amount beneficially owned 7,973,656.68 (65.6% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class I common shares of beneficial interest, par value $0.001 per share (the "Class I Common Shares") with CUSIP No. 71710E309 and Class D common shares of beneficial interest, par value $0.001 per share (the "Class D Common Shares") with CUSIP 71710E200 of PGIM Private Credit Fund, a Delaware statutory trust (the "Issuer"). The Prudential Insurance Company of America has shared voting power and dispositive power with respect to 7,973,656.68 Class I Common Shares and 0 Class D Common Shares representing 65.6 percent of Class I Common Shares and 0 percent of Class D Common Shares. The cover pages of this Schedule 13D filing relate to the Class I Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Pruco Life Insurance Company: type of reporting person: corporation (CO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 0; shared voting power 7,973,656.68; sole dispositive power 0; shared dispositive power 7,973,656.68; aggregate amount beneficially owned 7,973,656.68 (65.6% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class I common shares of beneficial interest, par value $0.001 per share (the "Class I Common Shares") with CUSIP No. 71710E309 and Class D common shares of beneficial interest, par value $0.001 per share (the "Class D Common Shares") with CUSIP 71710E200 of PGIM Private Credit Fund, a Delaware statutory trust (the "Issuer"). Pruco Life Insurance Company has shared voting power and dispositive power with respect to 7,973,656.68 Class I Common Shares and 0 Class D Common Shares representing 65.6 percent of Class I Common Shares and 0 percent of Class D Common Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Prudential Financial, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 7,973,656.68; sole dispositive power 0; shared dispositive power 7,973,656.68; aggregate amount beneficially owned 7,973,656.68 (65.6% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class I common shares of beneficial interest, par value $0.001 per share (the "Class I Common Shares") with CUSIP No. 71710E309, Class D common shares of beneficial interest, par value $0.001 per share (the "Class D Common Shares") with CUSIP 71710E200 and the Class S common shares of beneficial interest, par value $0.001 per share (the "Class S Common Shares") with CUSIP 71710E101 of PGIM Private Credit Fund, a Delaware statutory trust (the "Issuer"). Prudential Financial, Inc. has shared voting power and dispositive power with respect to 7,973,656.68 Class I Common Shares, 563.697 Class D Common Shares and 553.400 Class S Common Shares. The aggregate amount beneficially owned by Prudential Financial, Inc. is 7,973,656.68 Class I Common Shares, 563.697 Class D Common Shares, and 553.400 Class S Common Shares representing 65.6 percent of Class I Common Shares, 83.7 percent of Class D Common Shares and 0.01 percent of Class S Common Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, par value $0.001
Name of issuer: PGIM Private Credit Fund
Address of issuer's principal executive offices: 655 BROAD ST, NEWARK, New Jersey (NJ), 07102
Comment:
This amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 19, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 18, 2024, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on December 27, 2024, as amended by Amendment No. 3 filed with the Securities and Exchange Commission on March 28, 2025, as amended by Amendment No. 4 filed with the Securities and Exchange Commission on January 27, 2026 (as amended the "Schedule 13D") related to the Class I common shares of beneficial interest, par value $0.001 per share (the "Class I Common Shares"), the Class D common shares of beneficial interest, par value $0.001 per share (the "Class D Common Shares") and the Class S common shares of beneficial interest, par value $0.001 per share (the "Class S Common Shares" and together with the Class I Common Shares and the Class D Common Shares the "Common Shares") of PGIM Private Credit Fund, a Delaware statutory trust (the "Issuer").

The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include the attached amended and restated Annex A attached hereto as Exhibit 11 and incorporated herein by reference

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On July 28, 2026, the Issuer repurchased 214,746.359 Class I Common Shares from Pruco Life Insurance Company at a purchase price of $24.75 per share for an aggregate purchase price of $5,314,972.39.

PGIM Strategic Investments, Inc. and Pruco Life Insurance Company participate in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as set forth on Exhibit 10 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, PGIM Strategic Investments, Inc. directly holds 563.697 Class D Common Shares and 553.400 Class S Common Shares representing 83.7% of the outstanding Class D and 0.01% of the Class S Common Shares. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein directly held by PGIM Strategic Investments, Inc.

As of the date hereof, Pruco Life Insurance Company directly holds 7,973,656.68 Class I Common Shares representing 65.6% of the outstanding Class I Common Shares. Pruco Life Insurance Company is a wholly owned subsidiary of The Prudential Insurance Company of America, which in turn is a wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. and The Prudential Insurance Company of America may be deemed the beneficial owner of the securities reported herein directly held by Pruco Life Insurance Company. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. or The Prudential Insurance Company of America are the beneficial owners of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item (a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Shares during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Reporting Person's no longer beneficially own more than 5% of the Class S Common Shares. This Amendment No. 5 constitutes an 'exit filing' with respect to the Class S Common shares for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 10 Item 3 disclosure: DRIP Issuances
Exhibit 11 Annex A Director and Officer List

## Signatures
- PGIM Strategic Investments, Inc.: /s/ Andrew French, Andrew French/Attorney-in-Fact (07/30/2026)
- The Prudential Insurance Company of America: /s/ Andrew French, Andrew French/Attorney-in-Fact (07/30/2026)
- Pruco Life Insurance Company: /s/ Andrew French, Andrew French/Attorney-in-Fact (07/30/2026)
- Prudential Financial, Inc.: /s/ Andrew French, Andrew French/Second Vice President (07/30/2026)